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                                             (MAYER, BROWN, ROWE & MAW LLP LOGO)

August 7, 2006                                      Mayer, Brown, Rowe & Maw LLP
                                                           71 South Wacker Drive
                                                    Chicago, Illinois 60606-4637

                                                         Main Tel (312) 782-0600
                                                         Main Fax (312) 701-7711
                                                          www.mayerbrownrowe.com

By EDGAR & UPS

Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Shuman, Branch Chief - Legal
100 F Street, N.E.
Washington, D.C. 20549

Re:     CommVault Systems, Inc. Amendment No. 2 to
        Registration Statement on Form S-1 filed June 30,
        2006 (File No. 333-132550)

Dear Mr. Shuman:

        This letter responds to the Staff's comment letter, dated July 19, 2006, addressed to N. Robert Hammer, Chairman of the Board, President and Chief Executive Officer of CommVault Systems, Inc. ("CommVault"), related to the above-referenced filing. CommVault's responses to the Staff's comments are set forth herein. To facilitate the Staff's review, CommVault's responses are set forth below the headings and numbered comments used in the Staff's comment letter, which are reproduced in bold face text. The supplemental materials referenced herein will accompany the hard copy of this letter, which has been forwarded to you via overnight courier. CommVault is contemporaneously filing an amended Form S-1.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1

GENERAL

1. PLEASE NOTE COMMENT 2 OF OUR LETTER DATED APRIL 13, 2006. WE NOTE A NUMBER OF BLANK SPACES THROUGHOUT YOUR REGISTRATION STATEMENT FOR INFORMATION THAT YOU ARE NOT ENTITLED TO OMIT UNDER RULE 430A OF THE SECURITIES ACT. IN PARTICULAR, WE NOTE THAT OPTION INFORMATION IN THE TABLES PRESENTED ON PAGES 72 AND 73 THAT OTHERWISE DOES NOT REQUIRE PRICING INFORMATION TO COMPLETE IS MISSING. IN LIGHT OF THE RECENT END OF YOUR FISCAL YEAR, IT APPEARS THAT SUCH INFORMATION SHOULD BE READILY ASCERTAINED AND PRESENTED.

Noted. Prior to circulating a preliminary prospectus, information that is currently blank but not permitted to be omitted pursuant to Rule 430A will be filled in.

2. WE NOTE THAT YOU HAVE NOT YET PROVIDED PRICE RANGES FOR THIS OFFERING. WE WILL CONTINUE TO PROCESS YOUR AMENDMENTS WITHOUT PRICE RANGES. HOWEVER, SINCE THE




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        PRICE RANGE TRIGGERS A NUMBER OF DISCLOSURE MATTERS, PLEASE NOTE THAT WE
        WILL NEED SUFFICIENT TIME TO PROCESS THE AMENDMENT WHEN IT IS INCLUDED. PLEASE UNDERSTAND THAT ITS EFFECT ON DISCLOSURE THROUGHOUT THE DOCUMENT MAY CAUSE US TO RAISE ISSUES ON AREAS NOT PREVIOUSLY COMMENTED UPON.

Understood.

RISK FACTORS

3. WE NOTE YOUR DISCLOSURE ON PAGE 70 OF EXPENSES PAID TO MR. HAMMER FOR HIS TRAVEL AND LIVING ACCOMMODATIONS IN LIGHT OF HIS RESIDENCE IN FLORIDA. IT APPEARS THAT MR. HAMMER'S RESIDENCE IN FLORIDA AND HIS AVAILABILITY IN YOUR OFFICES AND FOR YOUR BUSINESS RAISE A RISK THAT WARRANT DISCUSSION IN THIS SECTION. PLEASE QUANTIFY THE AMOUNT OF TIME THAT MR. HAMMER IS GENERALLY EXPECTED TO SPEND PHYSICALLY IN YOUR OFFICES IN NEW JERSEY, IF NOT OTHERWISE TRAVELING FOR BUSINESS, AND WHETHER THE MAINTENANCE OF HIS RESIDENCY IN FLORIDA REQUIRES HIM TO SPEND A THRESHOLD AMOUNT OF TIME THERE. PLEASE ALSO ADDRESS THE BASIS FOR RELYING ON A NONRESIDENT CHIEF EXECUTIVE OFFICER AS OPPOSED TO A RESIDENT CHIEF EXECUTIVE OFFICER.

CommVault does not believe the location in which Mr. Hammer maintains his residence has any impact on his ability to perform his responsibilities as chief executive officer. Accordingly, it does not consider his residence in Florida to present a material risk warranting discussion.

Mr. Hammer has maintained his residence in Florida since joining CommVault as chief executive officer in 1998. Mr. Hammer has demonstrated his ability to lead CommVault, as evidenced by CommVault's strong performance during his tenure as chief executive officer. Mr. Hammer has developed and implemented CommVault's strategies and has established a proven track record of success. His residence in Florida has not had a negative impact on his ability to lead CommVault and CommVault does not believe his residence will have any negative impact on the quality of his service or his ability to meet his obligations as chief executive in the future. CommVault did not consider his residence to be a material factor in selecting him for the position.

CommVault does not have a requirement or expectation that Mr. Hammer spend a minimum amount of time physically in its offices in Oceanport, New Jersey. Mr. Hammer spends time physically in CommVault's offices in New Jersey, or elsewhere, as required to effectively lead and manage the company.

CommVault does not believe that Mr. Hammer is required to spend a threshold amount of time in Florida in order to maintain his resident status.
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

CRITICAL ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 40

4. WE NOTE YOUR DISCLOSURE ON PAGE 41 AND YOUR DISCUSSION OF THE MATERIAL WEAKNESS RELATED TO YOUR REVENUE RECOGNITION PROCEDURES FOR CERTAIN MULTIPLE-ELEMENT ARRANGEMENTS. IT APPEARS THAT YOU WERE PREVIOUSLY RECOGNIZING SOFTWARE REVENUE UNDER THE RESIDUAL METHOD BEFORE PERSUASIVE EVIDENCE OF AN ARRANGEMENT EXISTED FOR THE PROFESSIONAL SERVICES ELEMENT (THE UNDELIVERED ELEMENT) IN SUCH ARRANGEMENTS. WHAT IMPACT DID THIS WEAKNESS HAVE ON YOUR REVENUES RECOGNIZED IN FISCAL 2005 AND 2004? ALSO, EXPLAIN WHY A STATEMENT OF WORK IS ONLY REQUIRED FOR PROFESSIONAL SERVICES PERFORMED IN CONJUNCTION WITH MULTIPLE-ELEMENT ARRANGEMENTS. WHAT DO YOU USE AS PERSUASIVE EVIDENCE OF AN ARRANGEMENT FOR PROFESSIONAL SERVICES THAT ARE PERFORMED ON A STAND-ALONE BASIS?

Prior to fiscal 2006, it was CommVault's customary business practice to rely upon a signed purchase order from its customers as persuasive evidence of the professional services element of an arrangement. Such purchase orders reflected the daily or weekly rate for services as well as the number of days or weeks sold. In fiscal 2006, CommVault changed its customary business practice and began requiring and utilizing a statement of work signed by the customer for the sale of its other professional services greater than $10,000 (excluding training), in addition to a signed purchase order. Since the statement of work requirement was not part of CommVault's customary business practice in fiscal 2005 and fiscal 2004, the material weakness that was identified during the preparation of CommVault's fiscal 2006 financial statements had no impact on these years.

Professional services are traditionally only sold in connection with the sale of software as part of a multiple-element arrangement. Beginning in fiscal 2006, when professional services greater than $10,000 (excluding training) are sold and performed on a stand-alone basis or sold in conjunction with multiple-element arrangements, both a signed purchase order and statement of work are required as persuasive evidence of such an arrangement prior to revenue recognition. The prospectus has been revised to include expanded disclosure on CommVault's other professional services that are sold and performed on a stand-alone basis.

STOCK-BASED COMPENSATION, PAGE 41

5. WE NOTE THAT YOU REFER TO AN UNRELATED VALUATION SPECIALIST TO DETERMINE THE FAIR VALUE OF YOUR COMMON STOCK RETROACTIVELY. WHEN YOU REFER TO AN INDEPENDENT VALUATION OR APPRAISAL, DISCLOSE THE NAME OF EXPERT AND INCLUDE THE EXPERT'S CONSENT WITH THE FILING. REFER TO RULE 436(b) UNDER THE SECURITIES ACT. ALTERNATIVELY, YOU MAY REMOVE THIS REFERENCE. PLEASE REVISE NOTE 9 AND ELSEWHERE THROUGHOUT THE DOCUMENT ACCORDINGLY.
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The reference to the unrelated valuation specialist has been removed from the prospectus.

6. WE NOTE YOUR RESPONSE TO COMMENT 11 OF OUR LETTER DATED MAY 26, 2006 AND THE VALUATION INFORMATION INCLUDED IN YOUR SUPPLEMENTAL MATERIALS BINDER AND YOUR REVISED DISCLOSURE IN MANAGEMENT'S DISCUSSION AND ANALYSIS. WITH RESPECT TO SUCH INFORMATION PLEASE EXPLAIN THE FOLLOWING AND REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF EACH:

        - EXPLAIN THE PROBABILITY WEIGHTING OF 80 PERCENT TO THE INCOME APPROACH AND 20 PERCENT TO THE MARKET APPROACH USED IN THE THIRD-PARTY VALUATION ANALYSES UNDER THE "REMAINS PRIVATE" SCENARIO AND THE REASONS FOR SUCH WEIGHTING.

The significant portion of the value derived under the income approach is the calculation of the terminal value, which in this analysis is based on data from publicly traded guideline companies. In addition, the income approach allows for the full utilization of CommVault's net operating loss carryforwards as it is a forward looking model, as compared to the market approach that focuses on historical results. Lastly, based on CommVault's stage of development and its ability to generate profits only recently, it is more likely that a potential investor in CommVault's common stock would place the bulk of their emphasis on future expectations rather than on historical performance. As such, it is CommVault's opinion that the income approach provides a much more meaningful indication of value and, therefore, a greater emphasis has been placed on this approach and relatively less weight upon the value determined by the market approach. Accordingly, a weight of 80% was applied to the income approach and a weight of 20% was applied to the market approach.

The prospectus has been revised to include the requested disclosure.

        - EXPLAIN YOUR USE OF A 25 PERCENT DISCOUNT IN YOUR INCOME APPROACH ANALYSIS UNDER THE "REMAINS PRIVATE" SCENARIO AT JANUARY 2005 AND YOUR USE OF A 20 PERCENT DISCOUNT FOR THE REMAINDER OF YOUR VALUATION DATES AND THE REASONS FOR EACH. PROVIDE A SIMILAR ANALYSIS FOR THE DISCOUNTS USED IN YOUR FAIR VALUE APPROACH UNDER THE "PUBLIC COMPANY" SCENARIO.

The risk-adjusted discount rate was based on the inherent risk of a hypothetical investment in CommVault's common stock. An appropriate rate of return required by a hypothetical investor in CommVault was determined based on: (1) well established venture capital rates of return published in the Practice Aid for firms engaged in bridge financing in anticipation of a later IPO and (2) CommVault's calculated cost of capital. Based on this data, CommVault applied discount rates ranging from 20% to 25% under both the "remains private" scenario and "public company" scenario. A discount rate of 25% was used for the January 2005 valuation date and was lowered to 20% for the subsequent valuation dates based on the lower inherent risk of investing in CommVault as it continued to develop its products and achieved increased profitability.
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The prospectus has been revised to include the requested disclosure.

        - PROVIDE A DISCUSSION OF THE SPECIFIC FACTORS CONSIDERED IN SELECTING THE COMPARABLE COMPANIES USED IN THE MARKET APPROACH.

A search for guideline companies was made through Standard Industrial Classification (SIC) code 7372 - Prepackaged Software. This search revealed numerous publicly-traded companies in this industry. From this total population of over 500 guideline companies, eight companies were selected as comparable companies for inclusion in the valuation analysis. The following were the specific factors considered in selecting the comparable companies:

      -    Scope and breadth of product offerings;

      -    Annual revenue;

      -    Stage of development;

      -    Prospects for growth; and

      -    Risk profile

Although each of the comparable companies differ in some respects from CommVault, they are generally influenced by similar business and economic conditions and are considered to offer alternative investment opportunities.

The prospectus has been revised to include the requested disclosure.

        - WE NOTE YOUR RESPONSE TO COMMENT 15 OF OUR LETTER DATED MAY 26, 2006 WHERE YOU INDICATE CERTAIN FACTORS CONSIDERED IN DETERMINING THE 35 PERCENT MARKETABILITY DISCOUNT IN YOUR "REMAINS PRIVATE" ANALYSIS. PLEASE EXPLAIN AND DISCLOSE HOW YOU APPLIED THESE FACTORS IN DETERMINING THAT A DISCOUNT OF 35 PERCENT WAS APPROPRIATE.

Under the "remains private" scenario, it is assumed that CommVault will continue as a going concern, private enterprise. The value of privately-held shares of common stock is not directly comparable to the value of publicly-traded shares of similar common stock as shareholders of privately-held companies do not have the same access to trading markets that shareholders of publicly-traded stocks do. Therefore, the market value of CommVault's common stock must be adjusted to reflect its lack of liquidity and ready market, assuming CommVault continues to operate as a private company.

CommVault has one significant restriction on the marketability of its common stock related to the blocking rights of its Series CC preferred stockholders if Commvault were to conduct an IPO that has an offering price of less than $6.26 per share, on an as adjusted basis. In addition, there is also no guarantee of future dividends being paid. After considering these factors, as well as the results of a number of empirical studies, IRS Revenue Ruling 77-287 involving the issue of discounts for lack of marketability and certain other company specific factors (such as the
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prospects for liquidity absent an IPO and the estimated volatility of
CommVault's common stock), a 35% discount for lack of marketability was deemed appropriate to apply to the common stock.

The prospectus has been revised to include the requested disclosure.

        - EXPLAIN WHY THE PROBABILITY WEIGHTING FOR THE PUBLIC COMPANY SCENARIO INCREASED BY ONLY 500 BASIS POINTS FROM 60 PERCENT AT NOVEMBER 3, 2005 TO 65 PERCENT AT JANUARY 10, 2006 WHEN YOU HAD ACTUALLY INITIATED THE OFFERING PROCESS.

While CommVault formally initiated the offering process on January 10, 2006, there was no assurance that CommVault would actually proceed with the actual offering. CommVault had also initiated an offering process once before in early 2004, but subsequently decided to not proceed with an actual offering. Additionally, an IPO at an offering price of less than $6.26 per share could potentially be blocked by the Series CC preferred stockholders. There was no assurance as of January 26, 2006 that such an offering price could be obtained. CommVault first needed to achieve its forecasted results for the quarter and fiscal year ending March 31, 2006 ("Fiscal 2006") before increasing the probability weighting.

The most significant increase in the probability of an IPO occurred in early March 2006 as it became apparent that Fiscal 2006 earnings would exceed forecast and budgeted amounts therefore greatly increasing the probability of a successful IPO. In addition, CommVault believes with hindsight that an increase of 500 basis points from 60 percent at November 3, 2005 to 65 percent at January 10, 2006 is reasonable given that almost seven months have passed since CommVault initiated the offering process, market conditions have deteriorated during this time period, and CommVault has yet to complete the offering.

The prospectus has been revised to include the requested disclosure.

7. WE FURTHER NOTE THAT YOUR EXPANDED DISCUSSION OF THE REASSESSED FAIR VALUE OF YOUR COMMON STOCK FOR EACH GRANT DATE DOES NOT INCLUDE A DISCUSSION OF THE FACTORS THAT CONTRIBUTED TO THE DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED OFFERING PRICE. YOUR DISCUSSION SHOULD CLARIFY THE REASONS FOR ANY DIFFERENCE BETWEEN THE FAIR VALUE AT EACH OPTION GRANT DATE AND THE ESTIMATED OFFERING PRICE RANGE. SEE PARAGRAPH 182 OF THE AICPA PRACTICE AID FOR VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION. PLEASE REVISE ACCORDINGLY.

CommVault has reviewed paragraph 182 and related disclosure example 2 contained in the Practice Aid and has revised the prospectus (beginning on page 44) to include a discussion of the factors that contributed to the difference between the fair value as of the date of each grant during fiscal 2006 and the three months ended June 30, 2006 and the estimated offering range of $6.50 per share and $7.50 per share. Based on the potential blocking rights of the Series CC preferred stockholders, CommVault is not currently prepared to conduct an offering at a price
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less than $6.50 per share. This price is based on where CommVault stands right now and this minimum offering threshold could change depending upon changes in the business or market conditions.

The specific estimated offering range will not be disclosed in this amendment of the prospectus, but the assumption is $7.00 per share (the midpoint of $6.50 per share and $7.50 per share).

FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS PER SHARE, PAGE F-11

8. WE NOTE YOUR RESPONSE TO COMMENT 26 OF OUR LETTER DATED MAY 26, 2006 AND YOUR REVISED DISCLOSURES ON PAGE F-12 WHERE YOU INCLUDE THE DILUTIVE EFFECT OF STOCK OPTIONS AND COMMON STOCK WARRANTS IN YOUR CALCULATIONS OF EARNINGS PER SHARE FOR THE YEAR ENDED MARCH 31, 2006. PLEASE PROVIDE YOUR CALCULATIONS TO SUPPORT THE STOCK OPTIONS FOR 4,384,000 SHARES OF COMMONS STOCK AND WARRANTS FOR 430,000 SHARES OF COMMON STOCK INCLUDED IN YOUR DETERMINATION OF DILUTED EARNINGS PER SHARE.

A copy of CommVault's calculations supporting the stock options and warrants included in its determination of diluted earnings per share is located behind Tab A in the binder of supplemental materials accompanying this filing.

NOTE 7. CUMULATIVE REDEEMABLE CONVERTIBLE PREFERRED STOCK; SERIES A THROUGH E, PAGE F-18


9. WE NOTE YOUR RESPONSE TO COMMENT 57 OF OUR LETTER DATED APRIL 13, 2006 WHERE YOU INDICATED THAT SINCE THE SHARES OF SERIES A, B, C, D AND E PREFERRED STOCK WERE ISSUED WHEN THE UNDERLYING COMMON STOCK WAS WORTHLESS, YOU DETERMINED THAT ANY VALUE ASCRIBED TO THE BENEFICIAL CONVERSION FEATURE WAS DE MINIMUS.

        - TELL US THE FAIR VALUE OF THE COMMON STOCK AT THE ISSUANCE DATE FOR EACH OF THE SERIES A, B, C, D AND E PREFERRED STOCK AND TELL US HOW YOU DETERMINED SUCH VALUE. WE NOTE FROM YOUR RESPONSE TO COMMENT 29 OF OUR LETTER DATED MAY 26, 2006 THAT BASED ON A CONTEMPORANEOUS VALUATION PERFORMED BY AN UNRELATED THIRD-PARTY VALUATION SPECIALIST, YOU DETERMINED THE FAIR VALUE OF YOUR COMMON STOCK IN APRIL 2000 AND NOVEMBER 2000 TO BE $2.50 AND $4.00, RESPECTIVELY. EXPLAIN HOW THE FAIR VALUES AS DETERMINED ON THE DATES YOU ISSUED THE SERIES A THROUGH E PREFERRED STOCK COMPARE TO THE FAIR VALUES AS DETERMINED BY THE VALUATION SPECIALIST AND DISCUSS THE SIGNIFICANT FACTORS THAT CONTRIBUTED TO THE DIFFERENCE BETWEEN SUCH VALUES.
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        The following table summarizes CommVault's private placement of Series
        A, B, C, D and E preferred stock (in millions except per share data):

                                                                                                                  Series A - E
                                                    Cash                                                      Liquidation Value in
Series of                Preferred                Balance                      Estimated      Series A - E    Excess of Estimated
Preferred    Month of      Shares   Total Amount  at Month    Total Shares     Post-Money      Liquidation    Post-Money Valuation
  Stock      Issuance      Issued    Raised (1)      End    Outstanding (2)  Valuation (3)      Value (4)          (3) - (4)
  -----      --------      ------    ----------      ---    ---------------  -------------      ---------          ---------

    A        May 1996       2.1        $30.6        $6.5         24.5

    B       July 1997       0.3        $ 5.2        $2.9         29.4           $36.7            $39.8              ($3.1)

    C        December       0.3        $ 5.0        $3.1         33.6           $42.0            $46.5              ($4.5)
               1997

    D      October 1998     0.3        $ 3.7        $4.0         36.9           $46.1            $54.2              ($8.1)

    E       March 1999      0.2        $ 3.0        $4.0         39.7           $49.7            $59.4              ($9.7)

  Total                     3.2        $47.5


        (1) At each Series A, B, C, D and E preferred stock issuance date, CommVault issued each one share of preferred stock and eight shares of common stock for $15.00 of total consideration. CommVault allocated $14.90 to each share of preferred stock and $0.10 to the eight shares of common stock.

        (2) Total shares outstanding include both common stock issued and preferred stock on an as if-converted basis.

        (3) Calculated as total amount raised divided by total common share equivalent dilution percentage. For example, using the Series B preferred stock issuance the $36.7 million is calculated as follows:

            - 4,152,000 common stock equivalents issued (346,000 preferred shares convertible into 1,384,000 common shares plus 2,768,000 common shares issued in conjunction with Series B preferred stock). The total change in shares outstanding from May 1996 to July 1997 also includes common stock issued in connection with the exercise of stock options.

            - 4,152,000 common stock equivalents represents approximately 14.12% dilution (4,152,000 divided by 29,395,737 common share equivalents outstanding after issuance)

            - Total amount raised of approximately $5.2 million divided by 14.12% equals estimated post-money valuation of approximately $36.7 million.
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        (4) Upon conversion, the Series A, B, C, D and E preferred stock is entitled to $14.85 per preferred share plus all accrued but unpaid dividends of $1.788 per share per year.

        The fair value of CommVault's common stock at each issuance date of its Series A, B, C, D and E preferred stock was approximately $0.01 per share. Such fair value was based on the following circumstances that existed during the periods of issuance:

            - Consideration paid for each share of preferred stock was $14.90. Immediately after the issuance of such preferred stock, holders (subject to approval by the holders of a majority of the then outstanding preferred stock) could convert each share of preferred stock into four shares of common stock, a cash payment of $14.85 per share and any accrued but unpaid dividends (annual dividends equal approximately a 12% annual return). At no point during the issuance period was the estimated post money valuation amount disclosed in the table above greater than the Series A, B, C, D and E liquidation value.

            - $25 million of the proceeds raised from the Series A preferred stock in May 1996 were used to finance CommVault's buy-out from Lucent. The remaining $5.6 million of the Series A preferred stock financing was used to fund working capital and was subsequently depleted in approximately one year requiring CommVault to raise additional funding through the Series B preferred stock issuance.

            - A liquidation event generating proceeds less than the preferential rights of the Series A, B, C, D and E preferred stock would have prohibited the common stockholders from receiving any value for their common shares. There was no possible liquidation event during the period of issuance that would have generated enough proceeds to allow the common stockholders to receive any value for their common shares.

            - CommVault's legacy products had limited capabilities and did not address the broader data management market opportunities. As a result, CommVault's product sales achieved no growth from fiscal 1997 to fiscal 1999. In April 1998, CommVault's board of directors and its new management team changed the strategic direction of CommVault which would eventually result in the release of CommVault's Galaxy data protection software in February 2000.

            - CommVault accumulated $43.6 million in net losses during the issuance period. Consequently, CommVault was required to raise additional cash (i.e. Series B, C, D and E preferred stock) to cover its operating expenses and to meet its payroll obligations from May 1996 to early 2000. During this period, CommVault's only viable funding source was the same investor group that funded the Series A preferred stock. Therefore, all of the follow on rounds (Series B, C, D and E) were done under the exact same pricing and terms as the
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                Series A preferred stock round. During each of the issuance periods for the B, C, D and E rounds, CommVault was often not able to obtain funding until it was essentially out of cash.

            - Cash outflows used for operating and investing activities totaled $42.8 million during the issuance period as a result of making the required investment and building the necessary technological and resource infrastructure to develop emerging applications in the storage market. From the Series E preferred stock issuance in March 1999 through the release of the Galaxy data protection software in February 2000 CommVault invested approximately $10 million in research and development activities primarily related to the continued development of its Galaxy data protection software.

CommVault determined the fair value of its common stock in April 2000 and November 2000 based on a valuation performed by an unrelated valuation specialist. The increase in fair value of CommVault's common stock from approximately $0.01 per share in March 1999 to approximately $2.50 per share in April 2000 and $4.00 per share in November 2000 was primarily due to the introduction of CommVault's Galaxy data protection software in February 2000. CommVault's Galaxy data protection software specifically targeted the Windows NT environment and addressed the challenges of data management arising from the growth of Web servers, e-commerce and online messaging by offering a distributed architecture designed to improve the management of both existing and emerging storage models. Prior to February 2000, CommVault generated revenue from the sale of third party hardware as well as from its Vault 98 technology. These legacy products had limited capabilities and did not address the broader data management market opportunities. As a result, CommVault achieved no growth in its product sales from inception in May 1996 through February 2000.

In addition, the significant changes in CommVault's management team in 1998 and 1999 also contributed to the increase in fair market value of CommVault's common stock from March 1999 to April 2000 and November 2000. Specifically, CommVault's current chief executive officer and chief operating officer joined CommVault in March 1998 and December 1999, respectively. The current chief operating officer was a consultant to CommVault working directly on the Galaxy project before he joined CommVault as an employee in December 1999. The chief executive officer and chief operating officer were directly responsible for the initial concept and development of CommVault's Galaxy data protection software as well as its continued development and deployment.

        - TELL US HOW YOU DETERMINED THE AMOUNT OF THE BENEFICIAL CONVERSION FEATURE AT EACH DATE. IN THIS REGARD, WE NOTE THAT UPON CONVERSION, THE STOCKHOLDER WILL RECEIVE CASH PROCEEDS EQUAL TO THEIR INITIAL INVESTMENT IN THE PREFERRED STOCK IN ADDITION TO FOUR SHARES OF COMMON STOCK FOR EACH SHARE OF PREFERRED STOCK. TELL US HOW YOU CONSIDERED THIS INFORMATION IN YOUR CALCULATIONS OF THE BENEFICIAL CONVERSION FEATURE. WE REFER YOU TO ISSUE 15 OF EITF 00-27, BY ANALOGY.
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From May 1996 through March 1999, CommVault issued 3,166,254 shares of Series A,
B, C, D and E preferred stock and 25,330,032 shares of related common stock. At each Series A, B, C, D and E preferred stock issuance date, CommVault issued each one share of preferred stock and eight shares of common stock for $15.00 of total consideration. CommVault allocated the $15.00 of proceeds at the time of issuance based on the relative fair value of the Series A, B, C, D and E preferred stock and the underlying common stock. Each share of preferred stock is convertible, in whole or in part, into: 1) four shares of common stock 2) a cash payment of $14.85 per preferred share and 3) all accrued and unpaid dividends of $1.788 per preferred share per year. Any election by the holders of the Series A, B, C, D and E preferred stock, made before a qualified initial public offering requires the approval of a majority of Series AA and CC preferred stockholders. As discussed in the first bullet to comment 9 above, the fair value of CommVault's common stock on each issuance date was approximately $0.01 per share. As a result, $14.90 was allocated to each share of Series A, B, C, D and E preferred stock issued and $0.10 was allocated to each eight shares of common stock issued (approximately $0.01 per common share).

By analogy to Issue 15 of EITF 00-27, CommVault subsequently calculated the value of the beneficial conversion feature as the excess of (1) the fair value at the commitment date of the common stock portion of the conversion option over
(2) the proceeds of the convertible instrument allocated to the common stock portion of the conversion option. Since there is no excess value in the above calculation, the value of the beneficial conversion feature is de minimus.

        - CONSIDERING THAT THE CONVERSION OF THE PREFERRED STOCK IS CONTINGENT UPON STOCKHOLDER APPROVAL, TELL US HOW YOU DETERMINED WHEN THE BENEFICIAL CONVERSION FEATURE SHOULD BE RECOGNIZED. WE REFER YOU TO ISSUE 2 OF EITF 00-27.

At the time of issuance of the Series A, B, C, D and E preferred stock, the conversion feature of such preferred stock was not contingent upon stockholder approval. As a result, CommVault recognized the de minimus value of the beneficial conversion feature at the time of each Series A, B, C, D and E preferred stock issuance analogous with Issue 15 of EITF 00-27.

The conversion feature of the Series A, B, C, D and E preferred stock did not become contingent upon the approval of the Series AA and CC preferred stockholders until such Series AA and CC preferred stock was issued. The Series AA preferred stock was issued in April 2000 and the Series CC preferred stock was issued in February 2002 and September 2003.

Further, in accordance with EITF Topic D-42, on the date of redemption of the Series A, B, C, D and E preferred stock into common stock CommVault will reduce net income attributable to common stockholders by the excess of the (1) fair value of the consideration transferred to the holders of the preferred stock over (2) the carrying amount of the preferred stock recorded in CommVault's balance sheet. Based on the current estimated IPO price of $7.00 per share, this charge would be approximately $89 million.

Mayer, Brown, Rowe & Maw LLP



Securities and Exchange Commission
August 7, 2006
Page 12


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

10. WE NOTE YOUR DISCLOSURE REGARDING THE ISSUANCE OF SHARES TO CERTAIN HOLDERS OF PREFERRED STOCK TRIGGERED BY THEIR PREEMPTIVE RIGHTS WITH RESPECT TO THE ISSUANCE OF SHARES TO DELL VENTURES UPON DELL VENTURES' CASHLESS EXERCISE OF A WARRANT. WE FURTHER NOTE YOUR STATEMENT THAT THE HOLDERS PAID NO CONSIDERATION FOR THE SHARES. REVISE TO EXPLAIN THE MECHANICS OF THE CASHLESS EXERCISE FEATURE AND DESCRIBE IN QUANTITATIVE TERMS HOW THAT ARRANGEMENT FOR THE EXERCISE OF THE WARRANTS WAS APPLIED IN THIS CIRCUMSTANCE. PLEASE EXPLAIN THE BASIS UPON WHICH YOU STATE THAT CASHLESS EXERCISE OF DELL VENTURES' WARRANT INVOLVED "NO CONSIDERATION."

The prospectus has been revised to include the requested disclosure.

CommVault has removed the disclosure that shares were issued to the holders of the Series AA, BB and CC preferred stockholders for no consideration. Pursuant to the preemptive rights of the Series AA, BB and CC preferred stockholders that were triggered by the exercise of the warrant, such Series AA, BB and CC preferred stockholders (other than individuals that also own Series A through E Stock) purchased 145 shares of common stock on a cashless basis.

        Should you have any questions regarding the foregoing or the amended Registration Statement, please contact Philip Niehoff at (312) 701-7843 or Wendy Gallegos at (312) 701-8057.

                                            Very truly yours,


                                            /s/  WENDY GALLEGOS





cc:     Daniel Lee, Securities and Exchange Commission
        Warren Mondschein, CommVault Systems, Inc.